                                PETSEC ENERGY LTD
                              (A.C.N. 000 602 700)

13 May 1999



                    PETSEC COMMENCES 1999 DRILLING PROGRAMME


Petsec is preparing to spud its first well in the 1999 drilling programme of 6-8 wells.

Drilling operations have commenced on the Ship Shoal 193 B-2 development well which will be drilled from the B platform. The well will test multiple oil objectives with associated gas, which are productive in three other wells in the lease.

Expected total depth is 4,393 metres (14,414 feet).

This is the first well drilled by the Petsec / Apache joint venture. Petsec has a 50% working interest and Apache Corporation is the operator of the well.

The weekly drilling report is attached.



E.M. CONWAY
Company Secretary


For further information, visit our website http://www.petsec.com or contact:

In Australia:                               In USA:
Terry Fern, Managing Director               Ross Keogh, Chief Financial Officer
Petsec Energy Ltd                           Petsec Energy Ltd
(61) 2 9247 4605 (phone)                    (318) 989 1942 (phone)
(61) 2 9251 2410 (fax)                      (318) 989 7271 (fax)
Level 13, Gold Fields House                 143 Ridgeway Drive, Suite 113
1 Alfred Street, Sydney, NSW 2000           Lafayette, Louisiana 70503-3402



1. Information in this report which relates to hydrocarbon reserves is based on information compiled by a person qualified in accordance with Listing Rule 5.11 and accurately reflects the information compiled by that person.

2. Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

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                                PETSEC ENERGY LTD
                              (A.C.N. 000 602 700)

13 May 1999


                      WEEKLY DRILLING REPORT - 13 MAY 1999


The Ship Shoal 193 B-2 development well was preparing to spud on Wednesday 12 May 1999. The well will test multiple objectives within intervals that are productive in other wells in the Ship Shoal 193 field.

Apache Corporation is operator of the well.



                                                                                                WELL DEPTH
WELL                            OPERATOR                 PETSEC          SPUD
(Location)                                              INTEREST         DATE
                                                      WI%      NRI%                                            Week's
GULF OF MEXICO, USA                                                                 Expected      Current     Progress
                                                                                   Total Depth   Depth (MD)
                                                                                      (MD)
----------------------------------------------------------------------------------------------------------------------

Ship Shoal 193 B-2              Apache                  50    40.17     12.5.99     14,414 ft      472 ft       472 ft
                                Corporation Inc.                                   (4,393 mts)   (144 mts)    (144 mts)

Present Operation               Preparing to spud


E.M. CONWAY
Company Secretary


For further information, visit our website http://www.petsec.com or contact:

In Australia:                               In USA:
Terry Fern, Managing Director               Ross Keogh, Chief Financial Officer
Petsec Energy Ltd                           Petsec Energy Ltd
(61) 2 9247 4605 (phone)                    (318) 989 1942 (phone)
(61) 2 9251 2410 (fax)                      (318) 989 7271 (fax)
Level 13, Gold Fields House                 143 Ridgeway Drive, Suite 113
1 Alfred Street, Sydney, NSW 2000           Lafayette, Louisiana 70503-3402


1. Information in this report which relates to hydrocarbon reserves is based on information compiled by a person qualified in accordance with Listing Rule 5.11 and accurately reflects the information compiled by that person.

2. Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.